                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            0-21487
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        146875

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 1998
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                             CARVER BANCORP, INC.
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Full Name of Registrant

                                     N/A
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Former Name if Applicable

                             75 west 125th Street
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Address of Principal Executive Office (STREET AND NUMBER)

                           New York, New York 10027
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     During the reporting period, the Company experienced a shortage of personnel in the finance and accounting department, and in particular, in the position of controller. This shortage of personnel effecrted the Company's ability to prepare the Form 10-Q filing in a timely fashion. The Company recently filled the vacancy in the office of controller and is expanding its accounting staff.

     As a result of the foregoing circumstances and in the interest of full and accurate disclosure to the Commission and to current stockholders and to avoid incurring unreasonable effort or expanse, the Registrant requires additional time to prepare its Form 10-Q filing. The Registrant anticipates that the filing will be made as required under Rule 12b-25(b)(2)(ii).

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Raymond L. Bruce               (212)               876-4747
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Attached are the Company's results of operations for the three and six month periods ended September 30, 1997 and September 30, 1998.
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                             CARVER BANCORP, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 16, 1998     By:     /s/ RAYMOND L. BRUCE
     ------------------        ----------------------------------------
                               Name:    Raymond L. Bruce
                               Title:   Senior Vice President, Corporate
                                         Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                              CARVER BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)


                                                               THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                 SEPTEMBER 30,                  SEPTEMBER 30,
                                                               1998           1997           1998            1997
                                                            ----------     ----------     -----------    -----------
Interest Income
     Loan receivable......................................  $5,205,367     $4,532,374     $10,559,623    $ 8,902,151
     Mortgage-backed securities...........................   1,338,548      2,190,048       3,185,114      4,415,676
     Debt and equity securities...........................           0        401,073               0        535,666
     Other interest earning assets........................     457,149         22,877         841,210         89,753
                                                            ----------     ----------     -----------    -----------
          Total interest income...........................   7,001,064      7,146,372      14,585,947     13,943,246
                                                            ==========     ==========     ===========    ===========

Interest expense
     Deposits.............................................   2,070,885      2,171,630       4,212,653      4,294,289
     Advances and other borrowed money....................   1,562,363      1,655,906       3,307,768      3,353,483
                                                            ----------     ----------     -----------    -----------
          Total interest expense..........................   3,633,248      3,827,536       7,520,421      7,647,772
                                                            ----------     ----------     -----------    -----------

Net interest income.......................................   3,367,816      3,318,836       7,065,526      6,295,474
                                                            ----------     ----------     -----------    -----------
Provisions for loan losses................................     299,985        170,837         750,000        338,193
                                                            ----------     ----------     -----------    -----------

Net int. income after provision for loan loss.............   3,067,831      3,147,999       6,315,526      5,957,281
                                                            ----------     ----------     -----------    -----------

Non-interest income
     Loan fees and service charges........................      60,916         28,970         109,111         66,186
     Gain or (loss) on sale of securities.................       4,941              0           4,941              0
     Other income.........................................     506,509        323,781       1,032,982        602,927
                                                            ----------     ----------     -----------    -----------
          Total non-interest income.......................     572,366        352,751       1,147,034        669,113
                                                            ----------     ----------     -----------    -----------

Non-interest expense
     Salaries and benefits................................   1,363,524      1,169,043       2,603,768      2,277,038
     Net Occupancy........................................     305,986        289,986         593,962        542,425
     Equipment............................................     322,415        303,200         596,247        542,350
     Loss on foreclosure RE...............................                      6,584               0         10,748
     Advertising..........................................      40,911         59,375          77,149        118,750
     FDIC.................................................      42,133         41,503         107,441         41,503
     Amortization of intangibles..........................      51,357         53,268          99,570        106,536
     Legal expense........................................      40,825         60,000         100,875        115,000
     Bank charges.........................................      95,705         68,747         184,532        195,339
     Security service.....................................     127,142         87,543         191,338        142,118
     Other................................................     946,777        762,983       2,050,739      1,371,783
                                                            ----------     ----------     -----------    -----------
          Total non-interest expense......................   3,336,775      2,902,232       6,605,621      5,463,590
                                                            ----------     ----------     -----------    -----------

Income (Loss) before taxes................................     303,422        598,518         856,939      1,162,804
                                                            ----------     ----------     -----------    -----------
Income taxes (Benefit)....................................     110,211        269,100         345,676        523,261
                                                            ----------     ----------     -----------    -----------
Net income (Loss).........................................  $  193,211     $  329,418     $   511,263    $   639,543
                                                            ==========     ==========     ===========    ===========
Net income (Loss) per common share........................  $     0.09     $     0.15     $      0.23    $      0.29
                                                            ==========     ==========     ===========    ===========
Weighted average number of common share outstanding.......  $2,203,562     $2,185,348     $ 2,201,306    $ 2,183,092
                                                            ==========     ==========     ===========    ===========